UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

(Mark One):

[X]	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

For the Fiscal Year Ended December 31, 2010

or

[ ]	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

Commission file Number: 0-22334

LODGENET INTERACTIVE CORPORATION 401(k) PLAN

(Title of the Plan)

LODGENET INTERACTIVE CORPORATION

(Name of Issuer of the Securities Held Pursuant to the Plan)

DELAWARE	46-0371161
(State of Incorporation)	(IRS Employer Identification Number)

3900 West Innovation Street, Sioux Falls, South Dakota 57107

(Address of Principal Executive Offices)

(605) 988-1000

(Registrant’s Telephone Number, including Area Code)

INDEX

PAGE

Form 11-K cover page for the LodgeNet Interactive Corporation 401(k) Plan	Cover

Index	2

Signature	3

FINANCIAL STATEMENTS AND EXHIBITS

The following financial statements of the LodgeNet Interactive Corporation 401(k) Plan for the time periods specified below are submitted herewith together with the Independent Registered Public Accounting Firm’s report thereon:

Report of Independent Registered Public Accounting Firm	4

Statement of Net Assets Available for Benefits December 31, 2010 and 2009	5

Statement of Changes in Net Assets Available for Benefits Year ended December 31, 2010	6

Notes to Financial Statements December 31, 2010 and 2009	7

Schedule of Assets (Held at End of Year) December 31, 2010	14

Exhibit 23 - Consents of Independent Registered Public Accounting Firms	15

Note: Other schedules required by 29 CFR 2520.103-10 of the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 have been omitted because they are not applicable.

Signature

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

LodgeNet Interactive Corporation 401(k) Plan
(Name of Plan)

Date: June 28, 2011	/s/ Scott C. Petersen
Scott C. Petersen
President, Chief Executive Officer

Report of Independent Registered Public Accounting Firm

To the Participants and Administrator of

LodgeNet Interactive Corporation 401(k) Plan

We have audited the accompanying statements of net assets available for benefits of LodgeNet Interactive Corporation 401(k) Plan as of December 31, 2010 and 2009, and the related statement of changes in net assets available for benefits for the year ended December 31, 2010. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audits in accordance with standards of the Public Company Accounting Oversight Board (United States.) Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of LodgeNet Interactive Corporation 401(k) Plan as of December 31, 2010 and 2009, and the changes in net assets available for benefits for the year ended December 31, 2010 in conformity with accounting principles generally accepted in the United States of America.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of Assets Held at End of Year is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

As described in Note 2 to the financial statements, the Plan has restated the statement of net assets available for benefits as of December 31, 2009 to reflect the adoption of Accounting Standards Update No. 2010-25, “Plan Accounting - Defined Contribution Pension Plan (Topic 962) Reporting Loans to Participants by Defined Contribution Pension Plans” to classify the participants loans as notes receivable from plan participants.

/s/ Eide Bailly LLP
Minneapolis, Minnesota
June 28, 2011

LODGENET INTERACTIVE CORPORATION 401(k) PLAN

Statement of Net Assets Available for Benefits

	As of December 31

	2010	2009

Assets
Investments, at fair value	$35,572,553	$32,447,726
Notes receivable from participants	1,198,651	894,984

Total Assets	36,771,204	33,342,710

Liabilities
Excess contributions payable	(9,680)	(41,801)

Net assets available for benefits at fair value	36,761,524	33,300,909

Adjustment from fair value to contract value for fully benefit responsive investment contracts	(90,802)	(71,908)

NET ASSESTS AVAILABLE FOR BENEFITS	$36,670,722	$33,229,001

The accompanying notes are an integral part of these financial statements.

LODGENET INTERACTIVE CORPORATION 401(k) PLAN

Statement of Changes in Net Assets Available for Benefits

For the year ended December 31

2010

Investment income
Interest and dividend income	$400,867
Net appreciation of investments	2,908,959

Total investment income	3,309,826

Notes Receivable
Interest income on notes receivable from participants	55,526

Total interest on notes receivable	55,526

Contributions
Participant	2,582,393
Rollover	132,447
Other receipts	837

Total contributions	2,715,677

Deductions
Distributions to participants	(2,614,600)
Administrative expenses	(24,708)

Total deductions	(2,639,308)

Net increase	3,441,721

NET ASSETS AVAILABLE FOR BENEFITS:
Beginning of year	33,229,001

End of year	$36,670,722

The accompanying notes are an integral part of these financial statements.

LODGENET INTERACTIVE CORPORATION 401(k) PLAN

Notes to financial statements

December 31, 2010 and 2009

1	Description of the Plan

The following is not a comprehensive description of LodgeNet Interactive Corporation 401(k) Plan (the “Plan”) and, therefore, does not include all situations and limitations covered by the Plan. Participants should refer to the plan agreement for a more complete description of the Plan’s provisions.

General and Eligibility

The Plan is a contributory defined contribution plan covering all eligible full and part-time employees of LodgeNet Interactive Corporation, (the “Company”). Employees become eligible to make 401(k) pre-tax contributions to the Plan beginning on January 1, April 1, July 1 or October 1 immediately following completion of three consecutive months of service and attaining age 18. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”) and the Internal Revenue Code (the “Code”).

Plan Operations

The Company functions as the plan sponsor and administrator. FASCore LLC is the Plan’s recordkeeper and SunTrust Bank is the Plan’s trustee and asset custodian of the Plan.

Contributions

The maximum percentage of compensation an employee may contribute to the Plan is 50%, with an annual maximum contribution as provided by the Code of $16,500 in 2010. The Plan also allows participants who are age 50 or older to make catch-up contributions to the 401(k) Plan of $5,500 in 2010. Participants may also rollover amounts representing distributions from other qualified plans into the Plan. Amounts contributed are invested at the discretion and direction of plan participants in any of the Plan’s investment options, one of which is to invest in the common stock of the Company.

The Company may make a match of participant contributions equal to 50% of the first 6% of each participant’s eligible contribution for the plan year. Amounts contributed are allocated among the investment funds in the same manner as participant contributions. The Compensation and Benefits Committee of the Company passed a resolution dated November 20, 2008, to eliminate the matching contribution, effective for all participant contributions after November 21, 2008. During 2010, the Company’s discretionary match continued to be suspended.

The Company may make additional discretionary contributions to the Plan. In a year in which the Company chooses to make discretionary contributions, the contributions will be allocated based upon a participant’s proportionate share of total compensation for all participants and are allocated among the investment funds in the same manner as participant contributions. There were no additional discretionary contributions in 2010. Forfeitures in the amount of $25,891 were reallocated as additional employer contributions effective for the year ended December 31, 2010.

Vesting

Participants are immediately vested in their contributions plus actual earnings thereon. Vesting in the Company’s matching and additional discretionary contributions, plus actual earnings thereon, is based on years of service. A participant is 100% vested after five years of credited service based on the following percentages:

Percent vested
Less than one year of service	0%
One year but less than two	20
Two years but less than three	40
Three years but less than four	60
Four years but less than five	80
Five years or more	100

If a participant dies or becomes disabled while still employed by the Company, his or her entire plan account balance becomes 100% vested.

Forfeitures

Forfeitures of the nonvested account balances result from participants who withdraw from the Plan before becoming fully vested in employer contributions and earnings thereon. Forfeitures are used to reduce future employer contributions. Due to the suspension of the employer match in 2010, there was no forfeiture used to offset employer contributions in 2010. At December 31, 2010 and 2009, forfeitures available for future utilization totaled $25,891 and $39,749, respectively. The balance at December 31, 2010 was allocated as additional employer contributions in 2011 based upon a participant’s contributions as it relates to the total participant contributions for the year ended December 31, 2010.

In May, 2008, the Plan received restitution required from a settlement between the SEC and several mutual fund companies due to market timing for the period 1998 through 2003 and the subsequent negative impact to investors. Upon receipt of these restitutions, the Company chose to utilize the funds to offset third party plan expenses, but did not use the settlement as offsets to any employer matching contribution. Within the forfeiture account a separate money source was created, the Unallocated Plan Assets account. At December 31, 2010 and 2009, there was $16,510 and $35,447, respectively, available to offset future plan expenses. A total of $18,951 was used during 2010 to pay third party plan expenses from the Unallocated Plan Asset account.

Notes Receivable from Participants

Participants may borrow funds from the Plan up to 50% of their vested balance at an interest rate determined at the time of loan origination of 1% over the prime interest rate. The prime interest rate will be determined as of the first business day each month. Loans will not be granted in amounts less than $1,000 or greater than $50,000. Loans are evidenced by a promissory note and have a repayment period of up to five years, unless the loan qualifies as a home loan for which the repayment term is up to 15 years. Principal and interest are repaid through regular payroll deductions. At December 31, 2010, interest rates on loans range from 4.25% to 9.25%, and are due at various dates through June 2025.

Distribution of Benefits

Distributions are generally made upon termination of employment, retirement or disability. Distributions are based upon the value of vested participant account balances when the benefits are withdrawn and are paid in a lump sum distribution for the entire vested account balance or a portion of the vested account balance upon participation election. If the vested account balance is less than $1,000, the balance is paid in a lump sum distribution as soon as administratively possible. Distributions may be made earlier for hardship reasons in accordance with Internal Revenue Service (“IRS”) regulations.

Account Balances

Each participant’s account is credited with the participant’s contributions and an allocation of Company contributions and Plan earnings. Plan earnings are allocated based on participant account balances as defined. Participants may invest their contributions, and redirect their account balances among the various fund options, including a Company stock fund. Company contributions are invested in the same investment options as the participant contributions. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.

2	Summary of Significant Accounting Policies

The following significant accounting policies were used to prepare the financial statements in accordance with accounting principles generally accepted in the United States of America.

Basis of Accounting

The financial statements have been prepared on the accrual basis of accounting.

Investment Valuation and Income Recognition

Investments consisting of mutual funds and Company stock are recorded at fair value as determined by SunTrust Bank, the trustee of the Plan, by reference to quoted market prices as of December 31, 2010 and 2009. Investments in common/collective trust funds are valued at the closing net asset values of the funds as determined by SunTrust Bank as of December 31, 2010 and 2009.

Investment income is recorded when earned. Dividend income is recorded on the ex-dividend date. The Plan presents in the Statement of Changes in Net Assets Available for Benefits the net appreciation (depreciation) in the fair value of investments, which consists of the realized gains or losses and the unrealized appreciation (depreciation) on investments. Purchases and sales of investments are recorded on a trade-date basis.

Notes Receivable from Participants

Notes receivable from participants are measured at their unpaid principal balance plus any accrued but unpaid interest. Delinquent notes receivables are reclassified as distributions based upon the terms of the plan document.

Recent Accounting Pronouncements

In January 2010, the Financial Accounting Standards Board (herein FASB) issued Accounting Standards Update No. 2010-06 (herein ASU 2010-06), “Improving Disclosures about Fair Value Measurements,” which amends Accounting Standards Codification No. 820, “Fair Value Measurements and Disclosures.” ASU 2010-06 requires additional disclosures with respect to fair value measurements as well as clarifying certain existing disclosure requirements.

The guidance provided by ASU 2010-06 clarified that disclosures should be presented separately for each class of assets and liabilities. ASU 2010-06 also clarified disclosure requirements regarding both the valuation techniques and the inputs used to estimate fair value for Level 2 and Level 3 fair value measurements. In addition, ASU 2010-06 introduced new requirements to disclose separately the amounts of significant transfers in and out of the fair value hierarchy and the reasons for the transfers. ASU 2010-06 also requires an entity to present separately and on a gross basis (not as one net number) information on purchases, sales, issuances, and settlements for Level 3 fair value measurements. With the exception of the reporting requirements for Level 3 assets and liabilities, delayed until 2011, the guidance provided in ASU 2010-06 is effective for reporting periods beginning after December 15, 2009. Since ASU 2010-06 only addresses the disclosure requirements of fair value measurements, adoption of ASU 2010-06 did not affect the Plan’s net assets available for benefit or its changes in net assets available for benefits.

In September 2010, the FASB issued Accounting Standards Update No. 2010-25 (herein ASU 2010-25), “Reporting Loans to Participants by Defined Contribution Pension Plans.” ASU 2010-25 requires participant loans be classified as notes receivable from participants and measured at their unpaid principal balance plus any accrued but unpaid interest. ASU 2010-25 is effective for fiscal years ending after December 15, 2010, and is required to be applied retrospectively. The amount of participant loans at December 31, 2009, has been reclassified within the Statements of Net Assets Available for Benefits in conformity with ASU 2010-25; previously loans were classified as investments and measured at fair value. The adoption of this pronouncement did not change the value of participant loans, net assets available for benefits or the change in net assets available for benefits from the amount previously reported at December 31, 2009.

Plan Expenses

Effective October 1, 2006, the Plan permits the payment of certain Plan expenses from the Plan’s assets.

Benefits

Benefits are recorded when paid.

Use of Estimates

The preparation of financial statements in accordance with accounting principles generally accepted in the United States requires the Company to make significant estimates and assumptions that affect the reported amounts of net assets available for benefits at the date of the financial statements and the reported amounts of changes in net assets available for benefits during the reporting period. Actual results could differ from those estimates.

Risk and Uncertainties

The Plan provides for investments that, in general, are exposed to various risks, such as interest rates, market conditions and credit risk. Due to the level of risk associated with certain investment securities and the level of uncertainty related to changes in the values of investment securities, it is possible that changes in risk factors in the near term could continue to materially affect participants’ account balances and the amounts reported in the financial statements.

The plan invests in securities with contractual cash flows, such as asset backed securities, collateralized mortgage obligations and commercial mortgage backed securities, including securities backed by subprime mortgage loans. The value, liquidity and related income of these securities are sensitive to changes in economic conditions, including real estate value, delinquencies or defaults, or both, and may be adversely affected by shifts in the market’s perception of the issuers and changes in interest rates.

LodgeNet Interactive Corporation common stock, included in the Company Stock Fund, accounts for approximately 5% and 8% of the net assets available for benefits of the Plan at December 31, 2010 and 2009, respectively. Fluctuations in the price of LodgeNet Interactive Corporation common stock may continue to materially affect the participants’ account balances and the net assets available for benefits of the Plan as a whole.

Subsequent Events

The Plan sponsor has evaluated subsequent events through June 28, 2011, the date which the financial statements were to be issued.

Reclassifications

Certain amounts from prior year financial statements have been reclassified for comparative purposes to conform to the presentation in the current year financial statements.

3	Investments

The following presents investments that represent 5 percent or more of the Plan’s net assets at December 31:

	2010	2009
Mutual funds
MFS Massachusetts Investors Growth Stock Class R3	$3,097,582	$2,727,168
T. Rowe Price Growth Stock Fund - R	2,767,026	2,360,630
Templeton Growth Fund A	2,577,671	2,383,637
T. Rowe Price Retirement 2030 Fund - R	1,927,670	1,628,751
RidgeWorth Investment Grade Bond I	1,700,231	1,674,478
All other mutual funds investments, individually less than 5% of Plan assets	15,114,335	12,785,187

Total mutual funds	27,184,515	23,559,851

Common/collective trust funds

SunTrust Retirement 500 Index Fund Class B	3,248,698	2,888,096
SunTrust Retirement Stable Asset Fund (SRSA Fund)	3,245,981	3,435,826

Total common/collective trust funds	6,494,679	6,323,922

LodgeNet Interactive Corporation common stock	1,893,359	2,563,953

	$35,572,553	$32,447,726

Net appreciation of investments for the year ended December 31, 2010, consisted of the following:

Mutual funds	$2,940,532
Common/collective trust funds	484,639
Common stock	(516,212)

$2,908,959

The classification of investment earnings reported above and in the statement of changes in net assets may differ from the classification of earnings in the Form 5500 due to different reporting requirements on the Form 5500.

4	Investment Contracts

The SRSA primarily invests in a variety of investment contracts such as guaranteed investment contracts (“GICs”) issued by insurance companies and other financial institutions and other investment products (synthetic GICs and collective trust funds) with similar characteristics. Traditional GICs are backed by the general account of the issuer. The Fund deposits a lump sum with the issuer and receives a guaranteed interest rate for a specified time. Interest is accrued on either a simple interest or fully compounded basis and paid either periodically or at the end of the contract term. The issuer guarantees that all qualified participant withdrawals will occur at contract value (principal plus accrued interest). GICs generally do not permit issuers to terminate the agreement prior to the scheduled maturity date.

The Plan’s participant investment balances held in the SRSA Fund had a fair value of $3,245,981 and $3,435,826 as of December 31, 2010 and 2009, respectively. The corresponding contract value, based on the underlying contract value of the SRSA as provided by the fund, was $3,155,179 and $3,363,918 as of December 31, 2010 and 2009, respectively.

Investment contracts held by a defined-contribution plan are required to be reported at fair value. However, contract value is the relevant measurement attributable for that portion of the net assets available for benefits of a defined-contribution plan attributable to fully benefit-responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the plan. The Plan invests in investment contracts through the SRSA Fund, one of the investment options available under the Plan. As required, the Statement of Net Assets Available for Benefits presents the fair value of the investment contracts as well as the adjustment of the fully benefit responsive investment contracts from fair value to contract value. The Statement of Changes in Net Assets Available for Benefits is prepared on a contract value basis.

5	Fair Value

As of January 1, 2008, the Plan adopted the provisions of FASB ASC Topic 820, Fair Value Measurements and Disclosures for its investments. FASB ASC Topic 820 establishes a framework for measuring fair value. That framework provides a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurements) and the lowest priority to unobservable inputs (Level 3 measurements).

The three levels of the fair value hierarchy under FASB ASC Topic 820 are described below:

Level 1, defined as observable inputs such as quoted prices in active markets;

Level 2, defined as inputs other than quoted prices in active markets that are either directly or indirectly observable; and

Level 3, defined as unobservable inputs in which little or no market data exists, therefore requiring an entity to develop its own assumptions.

The following is a description of the valuation methodologies used for the investments measured at fair value, including the general classification of said instruments pursuant to the valuation hierarchy.

Mutual funds

The mutual funds are valued at quoted market prices in an exchange and active market, which represent the net asset values of shares held by the Plan at year end. Mutual funds are classified as Level 1 investments.

Common stocks

LodgeNet Interactive Corporation common stock is stated at fair value as quoted on a recognized securities exchange and is valued at the last reported sales price on the last business day of the Plan year. Common stocks are classified as Level 1 investments.

Common/collective trust funds

Common/collective trust funds (herein CCTs) are composed of a non-benefit-responsive investment fund and fully benefit-responsive investment contracts and are classified as Level 2 investments. Investment in the non-benefit-responsive investment fund is valued based upon the quoted redemption value of units owned by the Plan at year end. The fair value of fully benefit-responsive investment contracts is calculated using a discounted cash flow model which considers recent fee bids as determined by recognized dealers, discount rate and the duration of the underlying portfolio securities. CCTs are not available in an exchange and active market, however the fair value is determined based on the underlying investments as traded in an exchange and active market. CCTs are classified as Level 2 investments.

As of December 31, 2010, and 2009, the Plan’s investments measured at fair value on a recurring basis were as follows:

	Assets at Fair Value as of December 31, 2010

	Level 1	Level 2	Level 3	Total

Investments
Mutual funds
Large cap	$9,522,958	$-	$-	$9,522,958
International	5,238,796	-	-	5,238,796
Small/Mid cap	5,103,553	-	-	5,103,553
Balanced	3,930,024	-	-	3,930,024
Bond	2,402,379	-	-	2,402,379
Specialty	944,403	-	-	944,403
Money Market	42,402	-	-	42,402

Total mutual funds	27,184,515	-	-	27,184,515
Common stocks	1,893,359	-	-	1,893,359
Common/collective trusts	-	6,494,679	-	6,494,679

Total Investments	$29,077,874	$6,494,679	$-	$35,572,553

	Assets at Fair Value as of December 31, 2009
	Level 1	Level 2	Level 3	Total

Investments
Mutual funds
Large cap	$8,568,350	$-	$-	$8,568,350
International	4,833,414	-	-	4,833,414
Small/Mid cap	4,018,806	-	-	4,018,806
Balanced	3,185,723	-	-	3,185,723
Bond	2,265,880	-	-	2,265,880
Specialty	612,481	-	-	612,481
Money Market	75,197	-	-	75,197

Total mutual funds	23,559,851	-	-	23,559,851
Common stocks	2,563,953	-	-	2,563,953
Common/collective trusts	-	6,323,922	-	6,323,922

Total Investments	$26,123,804	$6,323,922	$-	$32,447,726

FASB Update 2009-12, “Fair Value Measurement and Disclosure (Topic 820): Investments in Certain Entities that Calculate Net Asset Value Per Share (or its Equivalent)”, requires disclosures of certain attributes in entities that calculate a net asset value per share (or its equivalent) and do not have a readily determinable fair value. The following table sets forth the disclosure of these attributes at December 31, 2010 and 2009:

	2010
	Fair Value	Unfunded Commitments	Redemption Frequency	Redemption Notice Period
Collective Funds:
Stable Asset Fund	$3,245,981	$-	Daily	Daily

	2009
	Fair Value	Unfunded Commitments	Redemption Frequency	Redemption Notice Period
Collective Funds:
Stable Asset Fund	$3,435,826	$-	Daily	Daily

The primary investment objective of the Stable Asset Fund (herein the “Fund”) is preservation of capital while also seeking a reasonable stable monthly return and a high degree of liquidity for participant withdrawals. The Fund’s portfolio is comprised of GIC’s, short-term money market instruments, and other investments which exhibit general price stability.

6	Tax Status

The Plan uses a prototype plan document sponsored by SunTrust Bank. SunTrust Bank received an opinion letter from the IRS, dated March 31, 2008, which states the prototype document satisfies the applicable provisions of the IRS. The Plan itself has not received a determination letter from the IRS. However, the Plan’s management believes the plan is currently designed and being operated in compliance with the applicable requirements of the IRC. Therefore, no provision for income taxes has been included in the Plan’s financial statements.

Accounting principles generally accepted in the United States of America require plan management to evaluate tax positions taken by the Plan and recognize a tax liability (or asset) if the Plan has taken an uncertain tax position that more likely than not would not be sustained upon examination by the Internal Revenue Service. The plan administrator has analyzed the tax positions taken by the Plan, and has concluded that as of December 31, 2010, there are no uncertain positions taken or expected to be taken that would require the recognition of a liability (or asset) or disclosure in the financial statements. The Plan is subject to routine audits by taxing jurisdictions; however there are currently no audits for any tax periods in progress. The plan administrator believes it is no longer subject to income tax examinations for years prior to 2007.

7	Plan Termination

Although it has not expressed any intent to do so, the Company has the right under the Plan to terminate the Plan subject to the provisions of ERISA. In the event of the Plan’s termination, participants will become fully vested in their accounts and assets will be distributed in accordance with the Plan document.

8	Party-in-Interest Transactions

The trustee is authorized under contract provisions, or by ERISA regulations providing an administrative or statutory exemption, to invest in funds under its control and in the securities of the Company.

Participant contributions are invested in one or more of the investment fund options under the Plan, including stock of LodgeNet Interactive Corporation and investment funds under the trustee’s control. In 2010, the amount of such purchases and sales of funds managed by the trustee and of the Company’s stock were as follows:

	Purchases	Sales
SunTrust mutual funds and common/collective trust funds	$3,152,045	$3,299,162
LodgeNet Interactive Corporation common stock	1,025,708	1,180,090

9	Excess Contributions Payable

Contributions from participants are net of payments made to certain participants to return excess contributions as required to satisfy the relevant nondiscrimination provisions of the Plan. The amount of excess contributions was $9,681 and $41,801 for the years ended December 31, 2010 and 2009. These amounts are reflected as excess contributions payable in the statements of net assets available for benefits.

LODGENET INTERACTIVE CORPORATION 401(k) PLAN

(Employer identification number: 46-0371161) (Plan number: 001)

Schedule H, line 4i — Schedule of Assets (Held At End of Year)

As of December 31, 2010

(a)	(b)	(c)	(d)	(e)
	Identity of Issue, Borrower, Lessor or Similar Party	Description of Investment, Including Maturity Date, Rate of Interest, Collateral, Par or Maturity Date	Cost	Current Value

	American Century Inflation Adjusted Bond Advisor	Mutual Fund	**	$702,147
	BlackRock Equity Dividend A	Mutual Fund	**	429,932
	Dreyfus Premier Technology Growth Fund	Mutual Fund	**	944,403
	Federated Capital Appreciation Fund	Mutual Fund	**	582,525
	Fidelity Advisor Small Cap T	Mutual Fund	**	890,849
	Franklin Small-Mid Cap Growth Fund	Mutual Fund	**	1,768,069
	Goldman Sachs Small Value Fund A	Mutual Fund	**	1,018,337
	MFS Massachusetts Investors Growth Stock Class R3	Mutual Fund	**	3,097,582
	MFS Massachusetts Research International R3	Mutual Fund	**	1,185,167
	MFS Massachusetts Value R3	Mutual Fund	**	1,363,971
	Oppenheimer Developing Market Fund A	Mutual Fund	**	384,306
*	RidgeWorth Large Cap Core Equity I	Mutual Fund	**	1,281,923
*	RidgeWorth Mid Cap Value Equity I	Mutual Fund	**	237,500
*	RidgeWorth International Equity Index I	Mutual Fund	**	1,091,652
*	RidgeWorth Investment Grade Bond I	Mutual Fund	**	1,700,231
	Templeton Growth Fund A	Mutual Fund	**	2,577,671
	T. Rowe Price Growth Stock Fund	Mutual Fund	**	2,767,026
	T. Rowe Price Retirement 2020 Fund - R	Mutual Fund	**	763,916
	T. Rowe Price Retirement 2030 Fund - R	Mutual Fund	**	1,927,670
	T. Rowe Price Retirement 2040 Fund - R	Mutual Fund	**	1,041,356
	T. Rowe Price Retirement 2050 Fund - R	Mutual Fund	**	197,082
	Wells Fargo Adv Common Stock A	Mutual Fund	**	1,188,798
	Federated Prime Obligations Fund SS	Mutual Fund	**	42,402
*	SunTrust Retirement 500 Index Fund Class B	Common/Collective Trust Fund	**	3,248,698
*	SunTrust Retirement Stable Asset Fund	Common/Collective Trust Fund	**	3,245,981
*	LodgeNet Interactive Corporation	Common Stock, 445,577 shares	**	1,893,359

	Total investments at fair value			35,572,553

*	Notes receivable from participants	Interest ranging from 4.25% to 9.25%, due at various dates through June 2025	-	1,198,651

	Adjustment from fair value to contract value for fully benefit responsive investment contracts			(90,802)

				$36,680,402

* Denotes party-in-interest to the Plan.

** Historical cost information is not required for participant-directed investments under ERISA.